EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Board of Directors for
Pengrowth Energy Trust

We consent to the use of our audit report dated March 4, 2005 included in this annual report on Form 40-F.

KPMG LLP
Chartered Accountants
Calgary, Canada
March 4, 2005